

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
Nicholas Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

>   **Re: RCS Capital Corporation**
>   **Amendment No. 2 to the Registration Statement on Form S-1**
>   **Filed April 22, 2014**
>   **File No. 333-193925**
>
>   **Investor's Capital Holdings**
>   **Form 10-K for Fiscal Year Ended March 31, 2013**
>   **Filed June 20, 2013**
>   **File No. 333-43664**

Dear Mr. Schorsch:

We have reviewed your amended registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 As Amended on April 22, 2014

General

1.   Please revise to provide a discussion of recent developments for your financial results for the first quarter of 2014, to the extent you have this information, as well as a discussion of any significant trends or unusual items included in those results.

Cover

2.   Please disclose on the cover that RCAP Holdings, LLC is controlled by Messrs. Schorsch and Kahane.

Our Structure, page 17

3.   Revise this chart to also incorporate the First Allied contribution agreement with RCAP Holdings into these diagrams.

The Offering, page 20

4.   Please disclose the amount and percentages of outstanding shares that RCAP Holdings owned before the offering, after the offering, and after acquiring its shares as part of the First Allied contribution agreement.

5.   Please disclose any natural persons, in addition to Messrs. Schorsch and Kahane, who exercise the sole or shared voting and/or dispositive powers with respect to the shares RCAP Holdings is offering. Make similar changes to your disclosure on page 153.

Risk Factors, page 24

There are various conflicts of interest arising out of our relationship with RCAP Holdings and RCS Capital Management, page 51

6.   Revise this risk factor, or the two preceding risk factors, as appropriate to discuss specific instances where the conflicts of interest between RCS and RCAP and RCS Capital Management have impacted shareholders. For instance, we note that after the IPO you reduced the fee structure charged to participants in the investor advisory channel, as discussed in the disclosure added in response to comment 7 of our March 11, 2014 letter.

7.   Similarly, please revise this risk factor to discuss the fact that RCAP's carrying cost represented a 22.5% cost of capital for the funds invested in to purchase First Allied.

Use of Proceeds, page 58

8.   Please disclose the profit RCAP Holdings would make following the sale of its shares in the offering. Make similar disclosure changes to the risk factor on page 54.

Dividend Policy and Dividends, page 60

9.   We note your response to prior comments 4 and 5. Please clearly state, in a stand-alone sentence both in the Risk Factor section and the Dividend Policy and Dividends section whether you anticipate paying dividends if you consummate the Cetera financings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations, page 70

Comparison of Year Ended December 31, 2013 to ... December 31, 2012, page 70

10.   Please refer to our prior comment 8. We note your response and additional disclosures included on pages 68 and 70. Please revise your disclosures to provide a brief and transparent discussion of the business reasons for this change to your fee structure, as previously requested, and clearly discuss the long term impact you expect this change to have on your revenue streams and future profitability. Please identify the factors you considered when deciding to forego selling commissions on related party products (for example, was your commission rate higher than the general market rate for similar services, etc.).

Wholesale Broker-Dealer, page 72

11.   Please refer to our prior comment 10. In light of the fact that the mix of new offerings compared to offerings that are further along in their life cycle appears to significantly impact the revenue reported in a given period, please revise your filings to disclose the number and equity capital value of new offerings initiated during the period, in addition to your discussion of the number of and value of equity capital raised in the offerings closed.

Earnings before interest, taxes, depreciation and amortization, page 77

12.   Please revise your filing to define the term "LTM" for the reader as it is used here.

Business, page 83

Potential Additional Acquisition, page 90

13.   Please refer to our prior comment 12. We note your response and your revised
        disclosures related to your potential acquisition; however, these were not fully responsive
        to our comment. Please revise to address the following information:
        • Update your assessment of probability now that the Cetera merger has closed.
        • Disclose whether the approval of the Board of Directors or shareholders, as
          applicable, has been obtained for the current form of definitive agreement.
        • Disclose whether any of the proposed terms have been discussed with FINRA.
        • Disclose whether expectations related to financing arrangements have been
          discussed or negotiated.

Independent Retail Advice, page 98

14.   Please address the following related to our prior comment 13 regarding your SK
        Research division:
        • We note your response that the payments made and to be made to Mr. Snyder and
          Mr. Kearny are not material. However, it is unclear how you assessed materiality
          for this purpose. Please provide us with your materiality analysis that clearly
          quantifies the amounts involved. Such analysis should include all payments made
          as well as obligations for future payments and liabilities assumed.
        • In your response you state that you purchased intangible assets. Clearly disclose
          the specific nature and useful lives of the intangible assets you purchased.
        • Your description of the historical business activities, revenue streams, and
          presence in the industry of the target even outside the practice of law seems to
          conflict with your conclusion that you did not acquire a business under ASC 805.
          The fact that you may expect to utilize a different market distribution system and
          customer base than was used by the target should not affect the analysis of
          whether a business was acquired. Tell us whether you believe that a market
          participant would be capable of operating the acquired assets, liabilities,
          intellectual property and other acquired intangible assets in order to generate a
          return, and tell us the specific factors you considered in your conclusion.
        • In this regard, ASC 805-10-55-4 clarifies that employees may be able to provide
          the necessary processes to produce outputs. Tell us how you considered the fact
          that you appear to have obtained an organized workforce in connection with this
          purchase, and that this workforce has a proven history of processes and outputs in
          one or more of the components which you expect to continue after the purchase.
        • Please provide us with your significance tests performed pursuant to Rule 1-02(w)
          and Rule 3-05 of Regulation S-X for this entity.

Our Structure and the Exchange Transactions, page 104
The Pending Acquisitions, page 108

15.   Please refer to the second bullet of our prior comment 14. We note your response to our
        second bullet point that you believed that a comparison of your financing rates to the
        carry cost charged by RCAP Holdings was not applicable since you did not have any debt
        or other financings outstanding during that timeframe. Please clearly disclose how the
        carry cost charge compared to your parent's average cost of financing.

First Allied Acquisition, page 110

16.   You indicate that RCAP believed that a third party investor could have earned between
        18% and 25% for its investment in First Allied from September 2013 to April 2014.
        Please provide us supplementally any analysis or other documents supporting your
        conclusion that a third party could earn that rate of return over that period of time.

Relationships and Related Party Transactions, page 142

17.   We note your response to prior comments 7 and 8. Please revise your Related Party
        Transactions section to disclose that your related parties are not required to pay the 7.0%
        commissions you charge other clients. Include a quantification of the amount of
        commission fees that your related parties have saved since the change became effective
        on July 1, 2013.

Principal and Selling Shareholders, page 153

18.   Please confirm to us that footnote 6 in this table will also include the shares RCAP
        Holdings will acquire as part of the First Allied contribution agreement. If that was not
        the case, please do so.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page F-4

19.   Please refer to our prior comment 21. We note your revised disclosures in Note 11 on
        page F-8 and in Note 44 on page F-13. Although you have provided additional helpful
        information, it continues to remain unclear how you determined the final adjustment of
        $11.7 million to record the estimated amount of contingent consideration. In this regard,
        your disclosures indicate that the $10.8 million of contingent consideration has been
        reduced by $2.8 million to account for the probability that J.P. Turner will not meet all of
        the requirements to earn the contingent payments, and that you have also estimated the
        fair value of the additional earn out payments to be $4.1 million, based on a third party
        valuation. To the extent that the difference between the total estimated consideration that
        will be due related to contingencies and the amount of the pro forma adjustment is due to
        discounting, disclose the discount rate used.

20.   Please refer to our prior comment 26 regarding acquired intangibles. Please revise Note
       35 on page F-11 to specifically state the nature of the individual identifiable intangible
       assets you intend on recording related to the Cetera acquisition, to identify the cash flows
       attributable to that asset, and to disclose the expected useful life related to each
       identifiable intangible.

Unaudited Pro Forma Consolidated Statement of Operations, page F-16

21.   We note your response to the last bullet of our prior comment 26 regarding forgivable
       loans. However, we were unable to locate your revisions to the historical presentations
       throughout your document for this matter. If true, please confirm that you revised the
       historical financial statements of RCS and all the target entities as necessary to reflect the
       accretion of forgivable loans as compensation expense. Clearly disclose any revisions as
       necessary, or tell us the amounts you determined were not material for reclassification.

22.   Please refer to our prior comment 29. We note your presentation of your core earnings
       calculation in Note 47 on page F-29. Please address the following:
       •   Please revise your presentation to begin with pro forma net income of
           $19,195,000 as presented on page F-22, clearly labeling this amount as pro forma.
           Clearly identify that the amount of $13,119,000 represents the pro forma net
           income excluding the incentive fee.
       •   Your definition of core earnings on page 139 appears to include other adjustments
           that are not reflected in your disclosure in Note 47, such as unrealized gain or loss
           and other non-cash items, but there does not appear to be related adjustments for
           these items included in your calculation. Please reconcile this inconsistency.

23.   Please refer to our prior comment 30 as well as your revised disclosure on pages 71 and
       F-29 that you "may incur losses in the future." The support provided in your response to
       prior comment 67 in your letter dated March 19, 2014 stated that the adjustment to
       reverse the management fee meets the criteria for "continuing impact" under Article 11
       of Regulation S-X. Specifically, your response states that "The Company anticipates
       incurring recurring losses due to the significant amortization of intangible assets and the
       interest on its debt." Please revise your disclosure to more transparently reflect the
       expectations of future losses set forth in your response dated March 19, 2014.

24.   Please revise the earnings per share related to the pro forma presentation of RCAP with
       Cetera on page F-20 to reflect a $14.88 loss per share rather than a positive amount.
       Similarly, please revise the RCAP pro forma presentation of earnings per share on page
       F-22 to reflect a $0.89 loss per share rather than a positive amount.

Investor's Capital Holdings, LTD. and Subsidiaries, page F-81

Note 6 – Litigation and Regulatory Matters, page F-89

25.   We note your response to our prior comment 39 and additional disclosure revisions on pages F-90 and F-114. Given your statement on page F-114 that certain of the actions and proceedings against ICH involve claims for substantial monetary damages against the company, please revise your disclosure to address the following:

- More clearly disclose the specific, material actions and proceedings other than those where risk of loss is remote. Identify the parties involved, the status of the proceedings, as well as the amount of damages or claims specified. If no amount of damages are specified for a given action or proceeding, disclose that fact.
- For each material matter, explain to us in detail and briefly in your disclosure what specific factors are causing the inability to estimate the reasonably possible loss in excess of amounts accrued and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551- 3419 with any other questions.

Sincerely,

/s/ Christian Windsor for

Suzanne Hayes
Assistant Director